EXHIBIT 1.02

Conflict Minerals Report

MISONIX, INC. (the “Company”) has determined that gold, tantalum, tin and/or tungsten (collectively, the “Minerals”), certain of the minerals covered by Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, are contained in circuit boards purchased by the Company as components for the Company’s medical device products (the “Products”). A circuit board containing one or more of the Minerals is contained in each of the Company’s Products.

The Company has contacted by mail each of its suppliers (the “Suppliers”) and has provided each Supplier with a copy of the EICC-GeSI Conflict Minerals Reporting Template (the “Template”) created by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative as part of its effort to conduct a reasonable country of origin investigation and, if required, due diligence, on the sourcing of materials used in the Products.

The Company contacted an aggregate of one hundred and three (103) Suppliers. As of the date of this Conflict Minerals Report, forty-seven (47) of the Suppliers have responded by either (i) returning a completed Template to the Company or (ii) a written response. Of the responses received, (i) thirteen (13) Suppliers indicated that one or more of the Minerals are present in the components and/or materials purchased by the Company from such Suppliers; (ii) twenty (20) Suppliers indicated that none of the Minerals are present in the components and/or materials purchased by the Company from such Suppliers; and (iii) fourteen (14) Suppliers indicated that they have not yet determined whether or not one or more of the Minerals are present in the components and/or materials purchased by the Company from such Suppliers.

In all cases where a Supplier has indicated that either (i) one or more of the Minerals are present in the components/materials sold by such Supplier to the Company or (ii) it has not yet been determined whether or not one or more of the Minerals are present in the Components/materials sold by such Supplier to the Company, further diligence is required on the part of such Suppliers. Three (3) of the responding Suppliers have informed the Company that such Suppliers have provided the Template to smelters who, in turn, provide such Suppliers with raw materials that may contain one or more of the Minerals. Two (2) of the responding Suppliers have informed the Company that not all of the smelters providing such Suppliers with raw materials are currently on the list of smelters maintained by the Conflict-Free Smelter Program. The Company is waiting for further information concerning such smelters from the Suppliers.

The Company intends to follow up with both Suppliers who have responded and Suppliers who have not yet responded to the Company’s inquiry for more definitive information concerning the components and/or materials sold by such Suppliers to the Company.

The Company intends to consider adopting a policy concerning the Minerals that would include one or more of the following: communicating and incorporating into contracts (where possible) the Company’s expectations to suppliers on conflict-free mineral supply chain; identifying and assessing risks in the supply chain; designing and implementing a strategy to respond to identified risks; and verifying the Company’s direct supplier’s compliance to its DRC conflict-free policy.